Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of Lilium’s consolidated results of operations and financial condition. The discussion should be read together with the unaudited condensed interim financial statements as of and for the six months ended June 30, 2022, which were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “— Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2022 (the “Annual Report”). Capitalized terms used but not defined herein are as defined in the Annual Report.

Overview

We are a next-generation aviation company. We are focused on developing an eVTOL aircraft for use in a new type of high-speed air transport system for people and goods — one that would offer increased connectivity for communities around the world as well as generate time savings for travelers, would be accessible from Vertiports close to homes and workplaces, be affordable for a large part of the population and be more environmentally friendly than current regional air transportation.

The products we are developing are fully electric jet aircraft that can take off and land vertically with low noise. Our objective is for the Lilium Jets to be the basis for sustainable, high-speed regional air mobility networks. We believe such networks will require less infrastructure than traditional airports or railway lines, and a fully electric jet aircraft would produce minimal operating emissions. We expect our Lilium Jets will generate zero operating emissions during flight. A single trip might save hours for a traveler. In the aggregate, these networks could save our societies millions of travel hours — and significant carbon emissions — each year.

Currently, our development efforts are focused on our ongoing certification process for the Lilium Jet with the European Union Aviation Safety Agency (“EASA”) and the Federal Aviation Administration (the “FAA”) and building out our manufacturing capacity. We plan to rely on three business models. First, we plan to use the Lilium Jet within regional passenger shuttle networks, initially in the U.S. and Europe, that we intend to create and operate with third parties. Second, we plan to provide a Turnkey Enterprise solution to enterprise and other customers. Third, we anticipate being able to offer Private and Fractional Sales options to the public.

Current Trends

Continuing Development and Commercialization Activities

The advance of our development program through the detailed design and industrialization phase is expected to lead to increased supplier contracting activity from the latter half of 2022, which we expect to result in a slight increase in our operating expenses and cash spending in the second half of 2022 as compared to total cash spend of €123 million for the six months ended June 30, 2022.

Given our development stage and operating structure, most of our expenses to date are tied to headcount and our prototypes. We expect to continue to incur significant expenses in the foreseeable future, and we expect our cash burn to increase over time in connection with our ongoing activities, particularly for completing the Type Certification process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place. See “— Liquidity and Capital Resources.”

Preliminary Design Review

In late 2021, we opened our Preliminary Design Review (PDR), an important milestone in traditional aerospace product development. This review has now been completed. This process consisted of a series of technical reviews to assess whether the aircraft architecture of the Lilium Jet would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels and at scale. The PDR process has helped us to refine and optimize the aircraft’s design, as well as to identify and mitigate program and certification risks. With PDR now completed, we are working in close alignment with EASA toward the next major milestone on the Lilium Jet’s path to certification, agreement of the certification program.

Impact of the COVID-19 Pandemic

With COVID-19 vaccines becoming more broadly available, most of our employees have returned to onsite work. However, there can be no assurance that future developments regarding the spread of COVID-19 will not result in a return to working from home for large portions of our workforce and the reinstatement of additional COVID-19 mitigation measures.

Uncertainty regarding the consequences and duration of COVID-19 negatively impacted our ability to develop a precise forecast for product development in prior periods. Based on the latest developments, we are expecting business operations to continue.

We are closely monitoring the ongoing effects of COVID-19, and while the pandemic has not resulted in a material slowdown in our engineering, testing, certification and production activities, adverse developments could cause our operations and the operations of our vendors, suppliers, and commercial partners, including infrastructure, airline, training and other business partners, to be adversely impacted, and adverse developments from COVID-19’s ongoing economic and health repercussions could negatively impact our future field engineering, testing and certification processes and manufacturing capacity, as well as our commercial activities, including potential delays and restrictions on our ability to recruit and train staff. COVID-19 could also affect the operations of our suppliers and business partners, which has resulted and may continue to result in delays or disruptions in the supply chain of our components, parts and materials and which could delay the development and rollout of a Vertiport network and our commercial operations. We will continue to closely monitor the effects of the pandemic.

Impact of the War in Ukraine and General Economic Factors

Although we do not have any operations or direct suppliers located in Ukraine, Belarus or Russia and have not yet experienced any direct impacts from the conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the Lilium Jets, could be adversely affected by the conflict between Russia and Ukraine. For example, the continuance or any escalation of the conflict could result in disruptions to our business and operations, increase inflationary pressures and adversely affect our anticipated unit and production costs, increase raw material costs and cause further disruption to supply chains, impacting our ability to successfully contract with suppliers, and have other adverse impacts on our anticipated costs and commercialization timeline. Existing or additional government actions, including sanctions, taken in response to the conflict could also adversely impact the commercial and regulatory environment in which we operate. Such disruptions could similarly impact our data protection and design efforts, including if there are any increased cyberattacks or data security incidents as a result of the conflict, and negatively impact our corporate, research and development and production efforts and result in us incurring increased cybersecurity costs.

We continue to closely monitor the possible effects of the conflict in Europe and general economic factors, including the impact of inflation, on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

Going Concern

Our financial statements for the six months ended June 30, 2022 have been prepared assuming that Lilium will continue as a going concern. See “— Liquidity and Capital Resources” below.

Key Components of Operating Results

Research and Development Expense

Research and development activities are primarily in the fields of engineering, prototyping (including our Phoenix demonstrator aircraft), production, testing and certification. In addition to overall aircraft architecture and configuration, we are undertaking research activities relating to energy system, propulsion system, including acoustic characteristics and core engine design, as well as software and control systems. We are continuing to invest in the development of our Lilium Jet, including production, testing, spare parts and maintenance.

The costs for internally generated research and development are expensed when incurred. Some costs for internally generated development may be capitalized if the relevant conditions under International Accounting Standard (“IAS”) 38 are met. To date, we have not capitalized any research and developments costs.

Research and development activities primarily include the following expenses:

●	personnel-related expenses for research and development activities, including salaries, benefits, social security contributions, travel and share-based compensation;
●	fees paid to third parties, such as consultants and contractors, for outsourced engineering services;
●	expenses related to materials, including various components used in development of the Lilium Jet, supplies, software costs and licenses and third-party services; and
●	depreciation for equipment used in research and development activities.

We expect our research and development costs to increase for the foreseeable future as we continue to invest in research and development activities to achieve our operational and commercial goals.

General and Administrative Expense

General and administrative expenses consist of personnel-related expenses for our corporate, executive, finance and other administrative functions, expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, software costs and licenses, depreciation, amortization and travel. Personnel-related expenses consist of salaries, benefits, social security contributions and share-based compensation.

Selling Expense

Selling expenses consist of personnel expenses, including salaries, benefits and share-based compensation for all personnel directly involved in business development and marketing activities. Such expenses are incurred to prepare for providing regional air mobility services enabling Lilium to commence commercial operations, to prepare infrastructure for Vertiports and for marketing and external communications. Our sales and marketing efforts are conducted through a highly specialized sales team related to the commercialization of our service. Our investment in sales and marketing will continue to grow as we continue to expand our team globally.

Finance Income

Finance income for the six months ended June 30, 2022 consisted primarily of the change in fair value of our Warrants. Finance income for the six months ended June 30, 2021 consisted primarily of a gain from recognizing changes in fair value of convertible loans.

Finance Expense

Finance expenses for the six months ended June 30, 2022 consisted primarily of negative interest and leasing. Finance expenses for the six months ended June 30, 2021 consisted primarily of interest expense on our convertible loans and changes in the fair value of the derivatives embedded in our convertible loans.

Share of loss in a joint venture / associate

On March 10, 2021, Lilium entered into a Share Purchase Agreement according to which Lilium acquired 25.7% of the shares of Zenlabs Energy Inc. (“Zenlabs”) for a purchase price of €8.5 million. On July 15, 2021, Lilium entered into a further Stock Purchase Agreement in which we acquired a further 9.1% of the shares of Zenlabs across two transactions on July 16, 2021 and September 27, 2021, for a total consideration of €7.4 million. The consideration included the conversion of outstanding promissory notes at a fair value of €2.2 million, including a €1.1 million promissory note purchased on March 19, 2021. Lilium’s ownership percentage in Zenlabs was diluted to 31.36% during the six months ended June 30, 2022 due to Zenlabs’s issuance of shares to other shareholders, partially offset by Zenlabs’s repurchase of shares. Based on this dilution and an amended investors agreement as of May 12, 2022, management concluded that Lilium and two Zenlabs preferred stockholders have joint control of Zenlabs. The Group has concluded that Zenlabs is now classified as a joint venture under IAS 28 following the completion of these transactions. Accordingly, Lilium continued equity accounting without any change for the six-month period ended June 30, 2022.

Results of Operations

Comparison of the six months ended June 30, 2022 to the six months ended June 30, 2021

	Six Months Ended June 30,		Change
(thousand €)	2022	2021	(Absolute)	(%)
Revenue	—	47	(47)	*n.m.
Cost of sales	—	(11)	11	*n.m.
Gross profit	—	36	(36)	*n.m.
Research and development expenses	(83,028)	(58,762)	(24,266)	41%
General and administrative expenses	(46,987)	(38,718)	(8,269)	21%
Selling expenses	(9,574)	(6,376)	(3,198)	50%
Other income	2,599	153	2,446	*n.m.
Other expenses	(1,393)	(126)	(1,267)	*n.m.
Operating loss	(138,383)	(103,793)	(34,590)	33%
Finance income	16,597	6,810	9,787	144%
Finance expenses	(931)	(13,094)	12,163	*n.m.
Financial result	15,666	(6,284)	21,950	*n.m.
Share of loss in a joint venture / associate	(1,457)	(201)	(1,256)	*n.m.
Loss before income taxes	(124,714)	(110,278)	(14,436)	13%
Income tax income / (expense)	478	(199)	677	*n.m.
Net loss for the period	(123,696)	(110,477)	(13,219)	12%

*n.m. marks changes that are not meaningful for further discussion

Revenue

We are currently not generating revenues from regional air mobility services. In rolling out our business, we have engaged in infrastructure and mobility consultancy services provided to airport authorities with which future collaborations are planned. We did not generate any revenue related to such services in the six months ended June 30, 2022, compared to €47 thousand for the six months ended June 30, 2021.

Research and Development Expenses

Research and development expenses increased by €24.2 million, or 41%, to €83.0 million during the six months ended June 30, 2022, from €58.8 million for the six months ended June 30, 2021. Professional services, which include consulting and contractor services, increased by €19.6 million due to the ramp up of research and development activities with suppliers and partners. Salaries and social security expenses (without share-based payments) increased by €7.1 million amounting to €34.5 million due to increased head count, partially offset by a €7.8 million decrease in share-based payment expenses.

General and Administrative Expenses

General and administrative expenses increased by €8.3 million to €47.0 million during the six months ended June 30, 2022, from €38.7 million during the six months ended June 30, 2021. The increase was primarily attributable to an increase in salaries and social security expenses of €4.7 million due to increased number of employees, in IT expenses of €3.3 million and in insurance expenses of €3.3 million, partially offset by a €3.3 million decrease in consulting and contractor services.

Selling Expenses

Selling expenses increased by €3.2 million, or 50%, to €9.6 million during the six months ended June 30, 2022, from €6.4 million for the six months ended June 30, 2021, primarily attributable to an increase in salaries and social security expenses of €3.8 million due to increased number of employees.

Other Income

Other income increased by €2.4 million to €2.6 million for the six months ended June 30, 2022 compared to €0.2 million for the six months ended June 30, 2021, primarily attributable to gains from foreign currency exchanges.

Other Expenses

Other expenses increased by €1.3 million, mainly due to losses from foreign currency exchanges.

Financial Result

The financial result improved by €22.0 million to a gain of €15.7 million for the six months ended June 30, 2022, from a loss of €6.3 million for the six months ended June 30, 2021, primarily due to €16.2 million income from reduction in warrant liability for the six months ended June 30, 2022, compared with €6.8 million gain from the embedded derivative of the convertible loans, €3.4 million interest expenses on convertible loans and €9.4 million losses from a foreign currency exchange forward contract for the six months ended June 30, 2021.

Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Since our inception in 2016, we have been primarily engaged in research and development of eVTOL aircraft and have consequently incurred significant operating losses. Our operating losses were €138.4 million and €103.8 million for the six months ended June 30, 2022 and 2021, respectively. We expect to continue to incur losses and negative operating cash flows during the remainder of 2022 and for the foreseeable future, until we successfully commence sustainable commercial operations.

Since inception, we have financed our operations primarily from the issuance of our ordinary and preferred equity and convertible loans. Since our founding, we have relied on external financing for our research and development activities, as well as to the organizational processes and resources required for these activities.

On June 3, 2022, we entered into a Purchase Agreement with Tumim Stone Capital LLC (“Tumim”), pursuant to which Tumim has committed to purchase up to $75.0 million of our Class A shares, at our direction from time to time. We issued 262,697 of our Class A shares to Tumim as consideration for its commitment to purchase our Class A shares under the Purchase Agreement.

Sales of Class A Shares by us to Tumim under the Purchase Agreement are subject to certain limitations and may occur, from time to time at our sole discretion, over the approximately 24-month period commencing from our initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the Purchase Agreement (the “Commencement,” and the date on which the Commencement occurred, the “Commencement Date”). From and after the Commencement Date, we have the right, but not the obligation, from time to time at our sole discretion, to direct Tumim to purchase certain amounts of our Class A shares, subject to certain limitations in the Purchase Agreement, that we specify in purchase notices that we deliver to Tumim under the Purchase Agreement (each such purchase, a “Purchase”). Class A shares are issued by us to Tumim at a 3% discount to the volume weighted average price (the “VWAP”) of the Class A shares during the trading day on the date that a purchase notice with respect to a particular purchase (a “VWAP Purchase Notice”) is delivered by us to Tumim. Each VWAP Purchase Notice directs that Tumim purchase the applicable number of Class A shares at the applicable purchase price. There is no upper limit on the price per share that Tumim could be obligated to pay for the Class A shares under the Purchase Agreement. The purchase price per Class A share to be sold in a Purchase will be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction.

Tumim has no right to require us to sell any Class A Shares to Tumim, but Tumim is obligated to make purchases as directed by us, subject to the satisfaction of conditions set forth in the Purchase Agreement at Commencement and thereafter at each time that we direct Tumim to Purchase Class A Shares under the Purchase Agreement. Actual sales of Class A shares to Tumim will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our Class A shares and determinations by us as to the appropriate sources of funding for us and our operations.

We did not sell any Class A shares to Tumim during the six months ended June 30, 2022. We have sold 4,262,000 Class A shares to Tumim subsequent to June 30, 2022 for gross proceeds of approximately $10.8 million.

As of June 30, 2022 and December 31, 2021, we had cash and cash equivalents and other financial assets of €228.7 million and €353.3 million, respectively, and no substantial debt. Our cash is mainly held at banks, on hand, or invested in short-term deposits or similar liquid assets. As of June 30, 2022 and December 31, 2021, we had current other financial assets of €122.4 million and €219.6 million, respectively, as well as non-current other financial assets of €3.2 million and €3.8 million, respectively.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

Our financial statements for the six months ended June 30, 2022 have been prepared on a basis that assumes that Lilium will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Management assessed our ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern using all information available about the future.

Historically, we have funded our operations primarily through capital raises and loans from shareholders. In 2021, management realized plans to finance these investments and costs through our U.S. public listing. This has been crucial for our ability to continue as a going concern.

We expect to continue generating operating losses for several years. Based on our business plan, we will depend on additional financing for our continuing development activities and operations. Based on our recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to raise additional capital to finance our future operations, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period greater than 12 months from the filing of this document.

Debt

In March 2020, we entered into a convertible loan arrangement for €85.9 million with a shareholder, which was converted into 7,187 Lilium GmbH Series B-2 Shares (representing 9.4% of our total outstanding shares on a non-diluted basis) during the six months ended June 30, 2021. The loan accrued interest at 2% per annum and had a maturity date of March 11, 2027, or earlier upon the occurrence of certain conversion or termination events.

On January 22, 2021, we obtained a convertible loan for approximately €1.9 million from a shareholder, a portion of which was held for the economic benefit of Dr. Thomas Enders. The loan accrued interest at 5% per annum and had a maturity date of 18 months from the date of issuance, or earlier upon the occurrence of certain financing events, including our business combination transaction, which completed on September 14, 2021. The convertible loan was converted into Class A shares upon the consummation of the business combination transaction at a 15% discount to the deemed per share issue price. Accordingly, we do not currently have any outstanding debt obligations.

Cash Flows

The following table summarizes the cash flows for each period presented:

	Six Months Ended June 30,
(in € thousands)	2022	2021
Net cash (used in) / provided by:
Operating activities	(122,721)	(74,912)
Investing activities	97,439	34,767
Financing activities	(1,477)	752
Cash-based changes in cash and cash equivalents	(26,759)	(39,393)
Effect of foreign exchange rate changes and ECL on cash and cash equivalents	35	(15)
Net (decrease) increase in cash and cash equivalents	(26,724)	(39,408)

Cash flow used in operating activities

Net cash used in operating activities for the six months ended June 30, 2022 was €122.7 million, consisting primarily of a net loss of €123.7 million, which included €12.3 million share-based compensation expense, a €3.7 million depreciation and amortization expense, a €1.5 million increase in provisions and an increase in our net working capital of €1.0 million, mostly offset by an increase in fair value of financial instruments and expected credit losses of €16.3 million and €2.8 million in other assets and liabilities.

Cash flow used in operating activities for the six months ended June 30, 2021 was €74.9 million; the €47.8 million increase from 2021 to 2022 reflects the €13.2 million increase in our net loss, for the reasons described above, as well as a €24.9 million increase driven mainly by €19.0 million decrease in fair value changes of financial instruments and credit losses, as well as €9.7 million decrease in working capital adjustments and changes in other assets and liabilities.

Cash flow from investing activities

Our recurring capital expenditures have historically consisted of investments in leasehold improvements, technical equipment and machinery, vehicles and office and other equipment.

Net cash generated by investing activities for the six months ended June 30, 2022 was €97.4 million primarily due to proceeds from short-term investments of €179.8 million, partially offset by payments for short-term investments of €80.0 million reflecting investments of the cash proceeds from the business combination transaction and capital expenditures of €2.3 million.

Cash flow from investing activities for the six months ended June 30, 2021 was €34.8 million, reflecting mainly proceeds from the repayment of a fixed-term deposit of €50.0 million, partially offset by capital expenditures of €5.7 million, payments for promissory notes of €1.1 million and payments for the acquisition of an associate of €8.5 million.

Cash flow from financing activities

Net cash used in financing activities for the six months ended June 30, 2022 was €1.5 million due to principal elements of lease payments of €1.3 million and interest paid of €0.4 million, less €0.2 million proceeds from share capital increase and capital contribution.

Cash flow from financing activities for the six months ended June 30, 2021 was €0.8 million primarily due to proceeds from convertible loans of €1.9 million partially offset by principal elements of lease payments of €1.0 million.

Material Cash Requirements

We expect our operating expenses to continue increase in connection with our ongoing activities, particularly as we continue to advance the development and certification of our Lilium Jets and the commercialization of our Lilium Network and Turnkey Enterprise solutions.

Given our development stage and operating structure, most of our expenses to date are tied to headcount and our Lilium Jet prototypes. We expect to continue to incur significant expenses in the foreseeable future, and we expect our cash burn to increase in connection with our ongoing activities, particularly for completing the Type Certification process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place. In addition, we expect to incur additional costs associated with operating as a U.S. public company.

We are subject to risks related to the development and commercialization of our Lilium Jets and our services, as further discussed in “Risk Factors” in our SEC filings, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We estimate that we will need to obtain additional financing to fund our future operations as we grow our production capabilities, expand into a global business and establish the right footprint for our customer services and infrastructure. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Because of the numerous risks and uncertainties associated with the research, development, certification and commercialization of new aircraft, we are unable to estimate the exact amount of our working capital requirements. However, we expect our capital investments and costs to increase significantly in connection with our ongoing activities and milestones to be achieved prior to starting our commercial operations. We expect our principal cash demands, and our results in the medium term, to be driven by:

●	Ongoing design and development of the Lilium Jet in house and at our partners, completing Type Certification of the Lilium Jet, continuing to build a factory for serial production of the Lilium Jet, which includes purchasing manufacturing equipment, tools, raw materials and components as well as ramp-up to serial aircraft production.
●	Go-to-market activities, which includes expanding the commercial team and operations, increasing marketing efforts, extending relationships for our Vertiport infrastructure and commercial operations and developing our digital platform.
●	Organizational build-up, which, among other costs, includes establishing the right infrastructure, processes and human resources required to launch a global revenue generating business.

Many of these costs are unpredictable over the long-term, and there may be other substantial costs that we are currently unable to anticipate. Our targeted timeframe for achieving our objectives is also subject to known and unknown risks and uncertainties. As of this time, we continue to evaluate our overall program and launch timeline based on the results of our PDR process and continuing design and certification efforts. Any delays in the successful completion of the Lilium Jets may impact our ability to generate revenue. See “Risk Factors” in our SEC filings. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. The commercial launch of our regional air mobility services and sales has unpredictable costs and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control, that may affect the timing and magnitude of these anticipated expenditures. In the event that we incur higher costs than expected or determine that it may be beneficial to create additional capital buffer, we may raise additional funds to finance our series aircraft production. Until we can generate material revenue to finance our cash requirements, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings and partnerships, as well as potentially grant funding, which funding may in any such case have certain covenants or restrictions on our business.

The development and commercialization of our products will continue to require substantial expenditures, and we are reliant upon continued investments and capital raises to fund operations.

Other Commitments and Contingencies

We had €12.3 million and €11.8 million in lease-related liabilities as of June 30, 2022 and December 31, 2021, respectively. We also have various lease contracts that had not yet commenced as of June 30, 2022. The future lease payments relating to these non-cancellable leases are €2.0 million. In addition, we have non-cancellable commitments under operating contracts. The future payments for the non-cancellable operating contracts as of June 30, 2022 were €49.0 million within one year, €104.6 million between one and five years and €18.6 million thereafter. Further, we had commitments of €12.7 million to acquire items of property, plant & equipment and commitments of €4.4 million to acquire items of intangible assets as of June 30, 2022.

Anticipated Sources of Funds

If our cash resources are insufficient to finance our future cash requirements, we will need to finance our future cash needs through a combination of public or private equity offerings, debt financings, partnerships or grant funding, including sales under the Purchase Agreement with Tumim. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through partnerships, collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our Lilium Jet. In addition, the current economic environment could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or, in the worst case, to terminate our research and development and commercialization efforts and may not be able to fund our continuing operations.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our audited annual financial statements for the year ended December 31, 2021, as well as in our unaudited condensed interim financial statements as of and for the six months ended June 30, 2022.

Material Weaknesses in Internal Control Over Financial Reporting

In connection with the preparation and audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. The Company is currently working to remediate the material weaknesses. See the discussion in our Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this discussion and analysis include, but are not limited to, statements regarding our operations, cash flows and financial position.

Forward-looking statements are subject to risks and uncertainties. The risks and uncertainties include, but are not limited to:

●	Business or supply chain disruptions arising from external shocks, such as the war in Ukraine or the COVID-19 pandemic;

●	The market price of our Class A shares may be volatile due to a variety of factors, such as changes in the competitive environment in which we operate, the regulatory framework of the industry in which we operate, developments in our business and operations, and any future changes in our capital structure;
●	Our ability to maintain the listing of our Class A shares on Nasdaq;
●	Our ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities;
●	General economic downturns, including any impact caused by inflation, or general systemic changes to the industry in which we operate, including a negative safety incident involving us or one of our competitors that results in decreased demand for our jets or services;
●	We and our current and future business partners may be unable to successfully develop and commercialize our business or experience significant delays in doing so;
●	We may never achieve or sustain profitability;
●	We will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;
●	We may experience difficulties in managing our growth, moving between development phases or expanding our operations;
●	Third-party suppliers, component manufacturers or service provider partners not being able to fully and timely meet their obligations or deliver the high-level customer service that our customers will expect;
●	The Lilium Jet and any other products we may introduce from time to time not performing as expected or as designed, delays in producing the Lilium Jets or delays in seeking full certification of all aspects of the anticipated lineup of Lilium Jets or any other Lilium products, causing overall delays in the anticipated time frame for our commercialization and launch;
●	If the technology necessary to successfully operate our business, as contemplated in the business models, is delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to us based on our current expectations and expected needs;
●	Any identified material weaknesses in our internal control over financial reporting that, if not corrected, could adversely affect the reliability of our financial reporting;
●	Product liability lawsuits, civil or damages claims or regulatory proceedings relating to our jets, technology, intellectual property or services;
●	Our inability to secure or protect our intellectual property; and
●	Negative publicity about us, our employees, directors, management, shareholders, affiliated parties or our founders.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including those described in the “Risk Factors” section of our Annual Report and other documents we file with the SEC. Accordingly, you should not rely on these forward-looking statements, which speak only as of the filing date of this discussion and analysis. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the filing date of this discussion and analysis or to reflect the occurrence of unanticipated events.

In addition, statements that “Lilium believes” or “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the filing date of this discussion and analysis. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Lilium nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this discussion and analysis and any subsequent written or oral forward-looking statements that may be issued by Lilium or persons acting on our behalf.